EXHIBIT 99.4

For fiscal years ended December 31, 2008 and December 31, 2007, KPMG LLP and its affiliates were paid by Cameco Corporation and its subsidiaries the following fees:

	2008	% of Total	2007	% of Total
	(Cdn $)	Fees	(Cdn $)	Fees
Audit Fees:
Cameco	$1,062,500	34.1%	$890,000	44.9%
Centerra and other subsidiaries	1,197,276	38.5%	661,400	33.4%

Total Audit Fees	$2,259,776	72.6%	$1,551,400	78.3%
Audit-Related Fees:
Sarbanes-Oxley 404 scoping project	—	—	$41,500	2.1%
Translation services	$170,000	5.5%	—	—
Cameco consulting	98,200	3.1%	31,500	1.5%
Centerra consulting	—	—	153,900	7.8%
Pensions	15,000	0.5%	13,000	0.7%
Potential financing & convertible debentures	326,260	10.5%	—	—

Total Audit-Related Fees	$609,460	19.6%	$239,900	12.1%
Tax Fees:
Compliance	$121,500	3.9%	$130,400	6.6%
Planning and advice	122,300	3.9%	58,800	3.0%

Total Tax Fees	$243,800	7.8%	$189,200	9.6%
All Other Fees:	—	—	—	—

Total Fees	$3,113,036	100%	$1,980,500	100%

Pre-Approval Policies and Procedures
As part of Cameco Corporation’s corporate governance practices, under its audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco Corporation’s audit committee or audit committee chair, or in the absence of the audit committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles. For each of the years ended December 31, 2008 and 2007, none of Cameco Corporation’s Audit-Related Fees, Tax Fees or All Other Fees made use of the de minimis exception to pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission.